THE SOMERSET GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Nature of Operations and Summary of Significant  Accounting Policies

The Somerset Group, Inc. (The "Company") is a nondiversified, unitary savings and loan holding company. Its major asset is a 21.4% ownership interest in First Indiana Corporation ("First Indiana"), which owns 100% of First Indiana Bank. As Somerset Financial Services, the Company provides investment and wealth management services, health care consulting, tax planning and preparation information technology, business valuation and litigation services. The Company's First Indiana Investor Services Division markets insurance and investment products.

(a) Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its 100%-owned subsidiaries.

(b) Commissions and Fees: Commissions and fees represent revenue from services provided by Somerset Financial Services and by investment products sold by First Indiana Investor Services.

(c) Cash and Cash Equivalents: For Purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in banks, and money market funds immediately available.

(d) Short-Term Investments: The investments are valued at market price on the statement date. They are available-for-sale and proceeds are available on three days notice. Unrealized holding gains and losses are excluded from earnings and are reported net of deferred income taxes as a separate component of shareholders' equity until realized.

(e) Investment in First Indiana Corporation: First Indiana Corporation is a bank holding company whose primary subsidiary is a thrift institution, First Indiana Bank. The Company's investment in First Indiana Corporation is stated at cost, adjusted for the Company's share of undistributed earnings, and includes adjustments under the purchase method of accounting. Capital changes of First Indiana Corporation are reflected as a separate component on consolidated retained earnings.

(f) Office Furniture and Equipment: Office furniture and equipment are stated at historical costs for financial reporting purposes. Depreciation is determined using the straight-line method based upon the estimated useful live of individual assets. Both straight-line and accelerated methods are used for income tax purposes.

(g)   Income Taxes: The Company uses the asset and liability method to account
     for income taxes.   Deferred tax assets and liabilities are recognized for
     the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis. The principal temporary difference between the financial statement carrying amounts and the tax basis that result in deferred taxes is the investment in First Indiana, accounted for under the equity method of accounting. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the effective date.

(h) Income Per Share: Basic and diluted earnings per share were computed in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 128 "Earnings Per Share." Basic earnings per share were computed by dividing net income by the weighted average of common stock outstanding. Dilution of the per share calculation relates to stock options outstanding during the periods.




                               -6-
Note 2.  Business Combination and Restatement of Historical Financial Statements

On January 20, 1998, Somerset issued 333,359 shares of its common stock for all the outstanding stock of Whipple & Company Professional Corporation ("Whipple"). The business combination was accounted for as a pooling-of-interests combination and, accordingly, Somerset's 1997 consolidated financial statements presented are restated to include the accounts and results of Whipple.

The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying Consolidated Financial Statements are summorized below.


                           Three Monthes Ended        Year Ended December 31,
                               March 31
                             1998          1997          1997           1996

Revenue and Income:
   Somerset             $1,220,000    $1,307,000     $5,385,000    $4,449,000
   Whipple               2,317,000     2,198,000      5,740,000     5,085,000
                         ---------     ---------      ---------     ---------
   Combined              3,537,000     3,505,000     11,125,000     9,534,000
                         =========     =========     ==========     =========

Net Income:
   Somerset               $508,000      $635,000     $2,450,000    $2,039,000
   Whipple                 432,000       229,000         86,000       106,000
                           -------       -------      ---------     ---------
   Combined              1,012,000       864,000      2,536,000     2,145,000
                         =========       =======      =========     =========


Note 3.  Cyclical Business Operations

Revenue and income from financial services is cyclical in nature as a result of the timing of income tax planning and preparation services performed by the Company. Because of government imposed filing deadlines, a larger percentage of these services occur during the first four months of each calendar year.
Revenue and income during the first quarter of each year will be favorably affected, as compared to the remaining three quarters of the year.

Revenue, net income and earnings per share, as restated to include Whipple, for the four quarterly periods ending December 31, 1997 were as follows:

                           Year Ended December 31, 1997

                        1st Qtr.      2nd Qtr.     3rd Qtr.       4th Qtr.        Total
                        March 31       June 30     Sept. 30        Dec. 31         1997
Revenue & income       $3,505,000    $2,452,000   $2,433,000     $2,735,000  $11,125,000

Net income                864,000      $239,000     $620,000       $813,000   $2,536,000
Basic earnings
 per share                  $.30          $.08         $.22           $.28         $.88
Diluted earnings
 per share                  $.29          $.08         $.21           $.28         $.86


Note 4.  Investment in First Indiana Corporation

The Company's percentage of ownership of First Indiana Corporation was 21.4% at March 31, 1998, 21.5% at December 31, 1997, and 21.6% at March 31, 1997. The
Company's equity in earnings of First Indiana Corporation shown in the Consolidated Statements of Income is before income taxes. Federal and state income taxes applicable to the equity earnings are contained as a component of total federal and state income tax expense.

Note 5.  Average Shares Outstanding

Average shares outstanding, computed on the diluted basis as required by Financial Accounting Standards Board Statement No. 128, included the common share equivalents of outstanding stock options. These were 74,289, and 59,441 equivalent shares included in the average diluted shares outstanding for the three months ended March 31, 1998 and March 31, 1997. The Company had the following shares of its stock reserved for exercise of stock options.


                                     Date                    Shares
                               March 31, 1998                137,621
                               December 31, 1997              74,558
                               March 31, 1997                 81,438


                               -7-



Note 6.  Financial Instruments

The estimated fair value of the Company's financial instruments at March 31, 1998, December 31, 1997, and March 31, 1997 approximate their carrying value as reflected in the Consolidated Balance Sheets. The Company's financial instruments include cash and cash equivalents, short-term investments and notes receivable. Financial instruments also include the investment in First Indiana that had a fair value as follows.

                                                                 Fair
                                 Date                            Value
                              March 31, 1998                   $74,400,000
                              December 31, 1997                $68,515,000
                              March 31, 1997                   $41,619,000

Note 7.  Financial Statement Preparation

The accompanying consolidated financial statements have been prepared with generally accepted account principles for interim financial information and with the instruction to From 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.






























                               -8-

                              PART 1

Item 1 - Financial Statements

The information required b Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS
Earnings for the three months ended March 31, 1998 were 17% above comparable earnings for the first quarter of 1997. Net income amounted to $1,012,000, or $.34 per diluted share, compared with $864,000, or $.29 per diluted share earned during the three months of 1997.

Net income included the results of Whipple & Company, P.C. ("Whipple"), which was merged with The Somerset Group, Inc. in the first quarter of 1998. The merger was accounted for as a pooling-of-interests business combination, and historical results for 1997 were restated to include the financial results of Whipple as if the merger had occurred January 1, 1997.

Net income for the 1998 quarter included expenses of the merger transaction that amounted to $163,000, and lowered net income after income taxes $100,000. If these one-time expenses were excluded from the quarterly results, net income increases to $1,112,000, or $.37 per diluted share, an increase of 29% over the $864,000 that the two companies earned during the first quarter of 1997.

Revenue and income increased 1% to $3,537,000 from $3,505,000. The increase was primarily a result of an increase in equity income from First Indiana Corporation ("First Indiana") that was offset by lower fees and commissions from financial products and services.

Revenue and income from financial services are cyclical in nature as a result of the timing of income tax planning and preparation services performed by the Company. Because of government imposed filing deadlines, a larger percentage of these services occur during the first four months of each calendar year.
Revenue and income during the first quarter of each year will for favorably affected, as compared to the remaining three quarters of the year.

Equity income from First Indiana was 9% above last year and amounted to $950,000 compared with $871,000 earned during the first quarter last year. A favorable interest rate environment and continued geographic expansion of First Indiana increased loan originations and resulted in higher earnings. Loans grew 14% over the same period in 1997, with the majority of the growth in residential loans, which expanded 28% over March 31, 1997. Net interest margin decreased for the first quarter to 3.95%, compared with 4.39% one year ago, because of a lower yield on the increased residential loans.

Fees and commissions from financial services and the sale of insurance and investment products were slightly lower than last year. Tax consulting and tax return preparation fees were higher, as were fees for financial planning and asset management services. These increases were partially offset by a decrease in fees from financial statement audits, compilations and reviews, because this portion of the business was sold by Whipple, immediately prior to the merger, in order to comply with state regulations regarding ownership of Certified Public Accounting firms. During the 1998 quarter, there were no fees for these services, but they were included in 1997. Commission income from the sale of insurance and investment products were lower than last year and caused total fees and commission income to be lower. The Company experienced lower volume of fixed rate annuity sales that caused the decline in commission income.

                               -9-
The improved earnings of the Company resulted primarily from lower operating expenses that were a direct result of the merger. Total personnel costs were reduced 17%, or $320,000, with other operating expense categories posting modest reductions. The lower salaries and cost of benefits resulted primarily from terms of the merger agreement with Whipple that called for compensation following the date of the combination, paid to officers of Whipple who are also shareholders, to be lower than historical amounts. In addition, personnel associated with the performance of the services sold were employed by the buyer of these service lines and are not included in 1998 results but were included in the 1997 results.

Combined merger expenses incurred by the Company and Whipple amounted to $163,000 in the 1998 quarter, with no such expenses incurred in 1997. The amount included legal, auditing and consulting services in connection with negotiation and consummation of the merger agreement. Such expenses are one-time in nature and will not recur.

Interest expense amounted to $4,000, compared with $20,000 in first quarter of 1997. The reduction was a result of the retirement of outstanding debt of Whipple that existed at the date of the merger.

Financial Condition and Liquidity

Management considers the financial condition and liquidity of the Company to be very good at March 31, 1998. The Company was also in a very sound position, on a restated basis, at December 31, 1997 and March 31, 1997. Because of the 1995 sale of all construction industry operating assets and the conversion of the related net current assets to cash, the Company's balance sheet contains a large percentage of liquid assets. These liquid assets are being invested temporarily and are intended for use in additional acquisitions and the expansion of existing financial service operations.

At March 31, 1998, the Company had a high ratio of current assets to current liabilities of 7.5 to one, compared to 6.7 to one at December 31, 1997, and 4.6 to one at March 31, 1997. In addition, 71% of the current assets consisted of cash, cash equivalents, and short-term investments. Net working capital remained stable during the periods and amounted to $6,534,000 at March 31, 1998, $6,251,000 at December 31, 1997, and $6,323,000 at March 31, 1997.

All short-term and long-term debt was retired during the first quarter of 1998. The debt was that of Whipple at the time of the merger and amounted to a combined total of $502,000 at December 31, 1997 and $533,000 at March 31,
1997. Short-term investments were sold to provide the cash for the debt retirement.

Shareholders' equity increased to $34,150,000 at March 31, 1998, from the restated $33,460,000 at December 31, 1997 and $32,290,000 at March 31, 1997. On
a per share basis, the amounts were $11.78, $11.55 and $11.25 as restated for the Whipple merger.

Generally Accepted Accounting Principles (GAAP) require Somerset to record income tax expense at full corporate rates on a portion of its equity income from First Indiana. GAAP also requires us to record our investment in First Indiana at a net carrying value which represents our acquisition cost of First Indiana shares, plus our equity share of First Indiana's net income, rather than at market value. Under certain circumstances, the tax liability recorded in this manner (approximately $7.9 million) may never be incurred. The market value of our investment in First Indiana at March 31, 1998 was approximately $74.4 million, or $41.5 million greater than the investment amount reflected in our balance sheet at March 31, 1998.

Operating activities during the three months ended March 31, 1998 provided cash of $174,000, compared to $550,000 during the same quarter in 1997. The primary causes of this decrease was a usage of cash to support a larger increase in trade accounts receivable during the 1998 quarter compared to the 1997 quarter, and the usage of cash to reduce the comparative amount of accounts payable and accrued expenses.

                               -10-
The Company sold $597,000 of short-term investments during the period, and $502,000 was used to retire the outstanding debt that was assumed as part of the merger with Whipple. Cash dividends of $261,000 were paid to our shareholders, an increase of 11.5% over the cash dividends paid during the 1997 first quarter. The semi-annual dividend rate remained constant at $.09 per share in both years, or $.18 per share annually. The increase in the amount paid resulted from additional shares outstanding that was a primarily a result of the shares issued in the Whipple merger transaction.

Impact of Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income," that establishes standards for reporting and display of comprehensive income and its components in the financial statements. The statement was effective for fiscal years beginning after December 15, 1997. The Company adopted this statement effective January 1, 1998. It did not have a material impact on the financial condition or results of operations of the Company.

The FASB also issued Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information," which introduces new guidance on segment reporting. The statement was effective for fiscal years beginning after December 15, 1997. The Company adopted this statement effective January 1, 1998. It did not have a material impact on the financial condition or results of operations of the Company, since the disclosures are similar to those previously presented.

Other recent pronouncements by the FASB are not applicable to the Company's consolidated financial statements.

Year 2000 Readiness

The Company commenced review of all computer hardware and software, used in its operations, for shortcomings that would preclude correct calculations of date-sensitive information as it relates to the twentieth and twenty-first centuries. The review to date has not identified any major systems requiring extensive updates or replacement.

Management is confident of the Company's ability to operate in the 21st Century, but it is not possible at this time to assess the financial impact of non-compliance or of future expenditures.

Information on Forward-Looking Statements

The statements in the Annual Report that are not historical are forward-looking statements. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that the Company's financial goals will be realized. Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company.

























                               -11-